Exhibit 99.1

ASX ANNOUNCEMENT

20 December 2018

Genetic Technologies Limited announces new biomedical blockchain joint venture.

Melbourne, Australia, 20 December 2018: Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”), via its subsidiary Gene Ventures Pty Ltd, is pleased to announce that it has entered into a joint venture with Blockshine Technology Corporation (BTC). The joint venture (JV) company, called Blockshine Health, will pursue and develop blockchain opportunities in the biomedical sector.   Blockshine Health will have full access to BTC’s technology (royalty free) as well as all of its opportunities in the biomedical sector. GTG will invest $250,000 into the JV and have a 49% equity stake.

Genetic Technologies Chairman and CEO, Dr Paul Kasian has made the following comments: “Blockchain technology has provided a quantum leap in the opportunity for creation collection, management and most importantly security of data with specific application in the Biomedical space.”

“GTG is excited by the opportunity to enter into a JV with BTC.  The new entity, Blockshine Health, will leverage off GTG’s Biotech experience as well as BTC’s extensive development capabilities in the blockchain space with over 150 Employees focussing on leading edge technological development.”

“GTG has demonstrated its ability to commercialise R&D from concept to sales into the biggest healthcare market in the world and we see Blockshine Health as the perfect vehicle to cement a leading brand in the Blockchain healthcare space.”

Layla Dong, Founder and CEO of Blockshine Technology Corporation said, “Blockshine Technology always puts the application of blockchain technology in the first place, and only when the technology truly serves the real economy, can the benefits of technological progress be shared with more people. Blockshine Health aims to advance the application of blockchain technology in the medical field and promote more high-quality blockchain projects in the future.”

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul Kasian	Jason Wong (USA))
Director & Interim CEO	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com     ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

About Genetic Technologies Limited

Genetic Technologies is a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class.  For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.